Exhibit 99.1


                    INTERSTAR MILLENNIUM SERIES 2003-1G TRUST

      Quarterly Noteholders Report Related to the May 27, 2003 Distribtion


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Aggregate  principal amount of each class of notes as at the            A2 Notes:  USD $750,000,000.00
first  day after  the  Payment  Date  occurring  during  the                       AUD $1,313,962,000.39
collection period:                                                      B1 Notes:  USD $15,500,000.00
                                                                                   AUD $25,900,365.62


Aggregate  amount of interest payable on each class of notes            A2 Notes:  USD $2,985,208.33
on the Payment Date being 27th May 2003:
                                                                        B1 Notes:  USD $83,919.58


Aggregate  of  principal  payments  to be made in respect to            A2 Notes:  USD $19,749,525.00
each class of notes on the Payment Date being 27th May 2003:
                                                                        B1 Notes:  USD $408,156.85


Income for the collection period:                                       AUD $22,731,639.89


The Mortgage Principal Repayments for the collection period:            AUD $57,483,096.80


Expenses of the trust for the collection period:                        AUD $19,265,463.34


Aggregate  of all redraws on the  housing  loans made during            AUD $20,272,532
the collection period:


Interest  rates  (US all in) applicable for interest period             A2 Notes: 1.5500%
ending 26th August 2003:                                                B1 Notes: USD 2.1300%

The scheduled and unscheduled  payments of principal  during            Scheduled:      AUD $1,489,412
the collection period:                                                  Unscheduled:    AUD $55,993,685


Aggregate of outstanding balances of housing loans as at the            16 May 2003:    AUD $1,361,523,177.55
last of day of the collection period:


Delinquency  and loss statistics with respect to the housing            Loss:
loans as at the last day of the collection period                       Nil
                                                                        Delinquency:
                                                                        0-29     1.55%
                                                                        30-59    0.19%
                                                                        60+      0.06%
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